CONTENTS

MD&A
Our Business	2
Strategy and Financial Objectives	4
Operating Results	5
Financial Condition	9
Liquidity and Capital Resources	10
Critical Accounting Estimates	13
Changes in Accounting Policies	14
Reconciliation and Definition of Non-GAAP Measures	15
Risks and Uncertainties	16
Forward-Looking Statements	17
Interim Consolidated Financial Statements	19
Notes to Interim Consolidated Financial Statements	22

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's discussion and analysis (MD&A) comments on Gildan's operations, performance and financial condition as at and for the three months and nine months ended July 1, 2007 compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months and nine months ended July 1, 2007 and the related notes, and with our MD&A for the year ended October 1, 2006 (2006 Annual MD&A), which is part of the fiscal 2006 Annual Report. This MD&A is dated August 1, 2007. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this interim MD&A and in the interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled "Non-GAAP Financial Measures" on page 5 of this MD&A. The unaudited consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2006 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission website (including the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-Looking Statements" cautionary notice on page 17.

In this MD&A, "Gildan", the "Company", or the words "we", "us", "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

Our Business

Gildan is a vertically-integrated marketer and manufacturer of activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. In 2005, as part of our growth strategy, we began to implement a major initiative to sell our products into the mass-market retail channel in North America. In conjunction with these plans, in fiscal 2006, we expanded our product-line to include athletic socks and underwear.

Effective July 6, 2006, Gildan completed the acquisition of Kentucky Derby Hosiery Co., Inc. (Kentucky Derby), a U.S. hosiery manufacturer in Hopkinsville, Kentucky. Gildan is using Kentucky Derby's experience and distribution with mass-market retailers to enhance its platform to develop Gildan as a consumer brand in basic athletic socks, underwear and activewear. In addition, Gildan is relocating Kentucky Derby sock manufacturing production to its new technologically advanced state-of-the-art integrated facility in Central America.

Our Products

We specialize in large-scale marketing and manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high- volume, automatic replenishment programs. Our product offering focuses on core basic activewear styles sold in various fabrics, weights and colours. In fiscal 2006, we also introduced a variety of styles of men's and boys' underwear and athletic socks into our product-line. Typically, our product offering is characterized by low fashion risk, since products are basic and produced in a limited range of sizes, colours and styles. We sell activewear, namely T-shirts, sport shirts and fleece, in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity.

GILDAN QUARTERLY REPORT – Q3 2007 p.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

In the retail channel, we sell a variety of styles of men's and boys' athletic socks and underwear complemented by our activewear product-line.

Our Manufacturing and Distribution Facilities

To support our sales in the various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin. Our largest manufacturing hub in Central America includes our first offshore integrated knitting, bleaching, dyeing, finishing and cutting textile facility in Rio Nance, Honduras, which became operational in 2002. In addition, during 2006, we completed the construction of a state-of-the-art integrated sock manufacturing facility and began the construction of a technologically advanced integrated facility for the production of fleece. We commenced production at our sock facility in the first quarter of fiscal 2007 and expect to ramp up this facility to full capacity during the balance of fiscal 2007 and the first half of fiscal 2008. Production at our fleece facility began in the third quarter of fiscal 2007 and we expect to ramp up this facility to full capacity in the third fiscal quarter of 2008.

We also have established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility in Bella Vista, Dominican Republic, which began production in fiscal 2005 and is currently running at a comparable scale of production to our mature textile facility in Honduras. We will continue to maximize production levels and cost efficiencies at the Dominican Republic facility during the balance of fiscal 2007.

Consistent with our strategy to consolidate our sock production at our new facility in Honduras, on May 30, 2007, we announced the closure of two sock facilities located in Mount Airy, North Carolina, which will be completed in the fourth quarter of fiscal 2007. Following these closures, we will continue to operate one remaining U.S. knitting facility in Hillsville, Virginia and use third party contractors to source certain non-core specialty sock products.

Our sewing facilities are located in Central America and the Caribbean Basin. We also utilize third-party sewing contractors in the Caribbean Basin to complement our vertically-integrated production.

On March 27, 2007, we announced plans to close our two remaining textile facilities in Montreal, Canada, as well as our cutting facility in Bombay, N.Y., in the fourth quarter of fiscal 2007. In addition, we closed our two sewing facilities in Mexico, which had been supplied with fabric from Gildan's Canadian textile operations. Subsequent to the above closures, all of our manufacturing for T-shirts, fleece, sport shirts and underwear will be consolidated into our vertically-integrated manufacturing hubs in Central America and the Caribbean Basin, where we are investing in major capacity expansion projects, as described above.

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

We distribute our products for the wholesale imprinted sportswear market in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and use third-party warehouses in California; Canada; Mexico and Europe to service our customers in these markets. We also operate a retail distribution centre in Martinsville, Virginia dedicated to servicing the mass-market retail channel.

Our corporate head office is located in Montreal, Canada and we employ approximately 15,000 full-time employees worldwide.

Market Overview

Our target market for activewear, socks and underwear is characterized by low fashion risk compared to many other apparel markets, since products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by manufacturers.

GILDAN QUARTERLY REPORT – Q3 2007 p.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels, which include Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, Delta Apparel, Inc., and Anvil Knitwear, Inc. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers.

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers.

While the majority of our sales is currently derived from the sale of activewear through the wholesale distribution channel, in 2006 we continued to expand our entry into the retail channel, concentrating on regional retailers that we were able to service well with the production capacity that we had available. During fiscal 2007, we continued to expand programs with regional retailers. In March 2007, we began shipments of our first branded sock program to a U.S. national retailer and in June 2007, we began shipments of a major private label sock program to a second U.S. national mass-market retailer. As we ramp up our major capacity expansion projects in Central America, we are increasingly better positioned to service major mass-market retailers. We believe that providing a value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, the same factors that contribute to our success in the wholesale channel, will allow us to be successful in leveraging the same business model in the retail channel.

We believe that growth for our activewear products has been driven by several market trends such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);

  continued evolution of the entertainment/sports licensing and merchandising businesses;

  the growing use of activewear for uniform applications;

  the growing use of activewear for corporate promotions;

  continued increase in use of activewear products for travel and tourism;

  an increased emphasis on physical fitness; and

  a greater use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction have provided consumers with superior products at lower prices.

Strategy and Financial Objectives

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to deliver superior value to our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will support Gildan's success in building a consumer brand in the retail channel.

We are able to price our products competitively because of our success in reducing operating costs. We accomplish this by:

  investing in modern, automated equipment and facilities;

  increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

GILDAN QUARTERLY REPORT – Q3 2007 p.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

  focusing on producing a narrow range of basic, high-volume product-lines, which allows us to maximize production efficiencies.

We are implementing a five-year plan with the objective of approximately tripling our unit sales volumes by 2010 and continuing to achieve significant manufacturing efficiencies. Our growth strategy comprises the following four initiatives:

  Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories;
  Leverage our successful business model to penetrate the mass-market retail channel and develop Gildan as a consumer brand;
  Increase penetration in Europe and other international markets; and
  Support unit sales growth and maintain pricing competitiveness through continued significant investments in low-cost production capacity.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the "Risks and Uncertainties" section of our 2006 Annual MD&A. As well, the nature of the Company's growth strategy involves risks related to certain assumptions underlying unit sales growth, production capacity growth and cost reductions, among others. Notably, our planned growth in market share depends to a significant extent on the successful start-up and ramp-up of new offshore facilities. There can be no assurances that we will achieve our planned market share growth, retail market penetration or capacity increases.

Operating Results

Non-GAAP Financial Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, and total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company's financial condition and operating results.

We refer the reader to page 15 for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.

Summary of Quarterly Results

The following table sets forth certain summarized unaudited quarterly financial data for the eight (8) most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

GILDAN QUARTERLY REPORT – Q3 2007 p.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

			2007				2006	2005
(in $ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	291.6	232.1	185.8	235.2	233.9	183.8	120.3	180.7
Net earnings	52.4	21.1	15.6	16.8	42.8	31.0	16.2	29.2
Net earnings per share
Basic EPS	0.44	0.18	0.13	0.14	0.36	0.26	0.14	0.24
Diluted EPS	0.43	0.17	0.13	0.14	0.35	0.26	0.13	0.24
Total assets	825.0	795.6	715.8	723.3	673.1	643.8	609.6	597.5
Total long-term financial liabilities[1]	73.5	88.4	44.2	47.1	46.4	64.8	65.4	64.1
Average number of shares
outstanding (in thousands)
Basic	120,359	120,320	120,278	120,209	120,155	120,108	119,941	119,848
Diluted	121,599	121,529	121,447	121,340	121,254	121,294	121,119	120,828

1 Represents sum of long-term debt, future income taxes and non-controlling interest.
All earnings per share and share data are stated after the May 2007 stock split.

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. As a result of the historical seasonal sales trends, we produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the need to support requirements for the back-to-school period and peak retail selling during the Christmas holiday season. Management anticipates that the seasonality we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification.

Material restructuring and other charges impacted net earnings in the second and third quarters of fiscal 2007 and the fourth quarter of fiscal 2006 as discussed on page 7.

Sales

Sales of $291.6 million for the three months ended July 1, 2007 grew 24.7% from $233.9 million in the third quarter of fiscal 2006. The increase in sales was due to $30.5 million of sock sales pursuant to the acquisition of Kentucky Derby and an 11.6% increase in unit sales volumes for activewear, partially offset by a slight reduction in unit selling prices for activewear of approximately 0.5% compared to the same period last year. For the nine months ended July 1, 2007, sales were $709.6 million, up 31.9% compared to the same period last year. The growth in sales reflected $105.9 million of sock sales, an increase of 12.2% in unit sales volumes for activewear and a higher-valued activewear product-mix, partially offset by a decrease in unit selling prices for activewear compared to the same period last year. Excluding the sock product-line, sales were up 11.6% for the third quarter of fiscal 2007 and 12.2% on a year-to-date basis compared to the same periods of fiscal 2006.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for market shares and industry growth in the U.S. distributor channel for the quarter ended June 30, 2007:

	Three months ended June 30		Three months ended June 30
		2007 vs 2006	2007	2006
	Unit Growth		Market Share
	Gildan	Industry	Gildan	Gildan
All Products	13.9%	3.0%	47.6%	43.6%
T-shirts	13.4%	3.0%	48.3%	44.5%
Fleece	57.9%	17.4%	42.2%	32.3%
Sport shirts	3.6%	(3.6)%	34.0%	32.7%

GILDAN QUARTERLY REPORT – Q3 2007 p.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

The growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel. Growth in overall industry shipments from U.S. distributors to screenprinters in the June quarter was 3.0%. In the T-shirt category, we grew unit volumes by 13.4% for the three months ended June 30, 2007 compared to the same period last year, and increased our leading share in this category to 48.3%. In the fleece category, our volume growth of 57.9% significantly exceeded that of the industry, and our leading market share increased to 42.2%. We increased our leading brand position in sport shirts by achieving a 34.0% market share, and our volume grew in this segment by 3.6%, compared with an overall decline of 3.6% for the industry.

Growth in Gildan's activewear sales in international markets in the third quarter was strong. In particular, unit shipments in Europe increased 26.8% compared with the third quarter of fiscal 2006.

In June, we began shipment of a major private label sock program to a large national retailer.

Gross Profit

Gross profit for the third quarter of fiscal 2007 was $94.4 million, or 32.4% of sales, compared to $75.7 million, or 32.4% of sales in the third quarter of fiscal 2006. Higher margins for activewear were offset by the impact of margins from the sale of socks, which do not yet reflect the cost synergies from the rationalization of our sock manufacturing operations. Our major new branded and private label retail sock programs have been priced based on the ramped-up cost structure for our new Honduran sock facility. However, in the third quarter, a large proportion of socks for these programs continued to be supplied from U.S. sock manufacturing facilities, which as previously announced, will be closed by the end of August 2007, as well as from high-cost outside contractors. We expect to achieve significant improvement in gross margins for our sock product-line as we progress with the ramp-up of our new state-of-the-art sock manufacturing facility in Honduras. Excluding the impact of sock sales, gross margins in the third quarter of fiscal 2007 were 34.7% compared to gross margins of 32.4% for the same period last year. The increase in gross margins for activewear compared to last year was due to further manufacturing efficiencies, partially offset by lower selling prices and higher cotton costs.

For the first nine months of fiscal 2007, gross margins of 32.0% were down from 33.5% in the same period last year due to the impact of margins from the sale of socks. Excluding the impact of the sock sales, gross margins for activewear increased to 35.1%. This increase was due to manufacturing efficiency gains for the period and a more favourable product mix, which more than offset higher cotton costs, a reduction in unit selling prices and the non-recurrence of a $1.1 million reversal of a litigation reserve which positively impacted gross margins in the second quarter of fiscal 2006.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses in the third quarter were $28.4 million, or 9.7% of sales, compared to $22.0 million, or 9.4% of sales, in the third quarter of last year. For the nine months ended July 1, 2007, SG&A expenses were $83.1 million, or 11.7% of sales, compared to $60.7 million, or 11.3% of sales for the same period of fiscal 2006. The increase in SG&A expenses was due to the impact of the acquisition of Kentucky Derby, higher distribution costs, and increased administration and information technology costs to support our continuing growth. SG&A expenses for the first nine months of fiscal 2007 also included a $1.1 million charge in the first quarter of fiscal 2007 for the replacement of the aircraft leased by the Company.

Restructuring and Other Charges

The following table summarizes the components of restructuring and other charges:

(in $ millions)	Q3 2007	Q3 2006	YTD 2007	YTD 2006
Accelerated depreciation (a)	0.8	-	2.9	-
Gain on disposal of assets held for sale (b)	(0.1)	-	(1.9)	-
Asset impairment loss (c)	-	-	3.6	-
Severance (c)	1.2	-	13.3	-
Other (d)	2.7	-	4.4	-
Restructuring and other charges	4.6	-	22.3	-

Certain minor rounding variances exist between the financial statements and this summary.

GILDAN QUARTERLY REPORT – Q3 2007 p.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

(a)    In September 2006, we announced a restructuring of our Canadian manufacturing operations, involving the closure of our textile manufacturing facility in Valleyfield, Quebec, and the downsizing of our Montreal, Quebec, knitting facility, to take effect in December 2006. In the fourth quarter of fiscal 2006, we recorded severance charges of $2.1 million and other exit costs of $1.6 million relating to this restructuring. In addition, during the fourth quarter of fiscal 2006, we recorded an impairment loss of $15.1 million on all Canadian textile and related manufacturing assets, and reduced our estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $0.8 million in the third quarter of fiscal 2007 and $2.9 million for the first nine months of fiscal 2007, has been classified as accelerated depreciation and included in restructuring and other charges. An additional $0.4 million of accelerated depreciation will be recorded in the fourth quarter of fiscal 2007.

(b)   During the fourth quarter of fiscal 2006, we announced the relocation and consolidation of our U.S. retail distribution centres, which was completed during the third quarter of fiscal 2007, and the closure of our Canadian distribution centre in Montreal, Quebec, effective October 2006. We also announced the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia. During the second quarter of fiscal 2007, we sold some of the assets related to these facilities and recorded a gain of $1.8 million. We sold some of the remaining assets during the third quarter of fiscal 2007 and recorded a net gain of $0.1 million.

(c)   On March 27, 2007, we announced plans to close our two remaining textile facilities in Montreal, Quebec, as well as our cutting facility in Bombay, N.Y., in the fourth quarter of fiscal 2007. In addition, we closed two sewing facilities in Mexico, which had been supplied with fabric from Gildan's Canadian textile operations. In the third quarter and in the first nine months of fiscal 2007, we recorded severance costs of $1.2 million and $13.3 million, respectively, primarily relating to these plant closures. We expect to recognize additional severance of $1.4 million in the fourth quarter of fiscal 2007. Concurrent with the restructuring of the Canadian textile operations, we also announced plans to relocate our corporate office, which is currently located in the same building as our Montreal knitting facility, into leased premises in the Montreal area. In the second quarter of fiscal 2007, we recorded a $3.6 million asset impairment loss relating to our corporate head office facility.

(d)   Other costs of $2.7 million for the third quarter and $4.4 million for the nine months ended July 1, 2007 relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. Other costs also include temporary incremental duties incurred as a result of the closure of our Mexican sewing facilities. These duties will not be incurred after the completion of our restructuring initiatives in the fourth quarter of fiscal 2007. We expect to incur additional exit and duty costs relating to these closures of approximately $2.4 million, which will be accounted for as incurred during the fourth quarter of fiscal 2007.

Depreciation and Amortization

Depreciation and amortization expense of $10.3 million in the third quarter and $28.5 million for the first nine months of fiscal 2007, reflected increases of $2.1 million and $5.2 million, respectively, compared to the same periods last year. The increase in depreciation and amortization expense was due to a higher capital asset base resulting from the Company's continuing investments in capacity expansion, combined with the impact of the Kentucky Derby acquisition.

Interest Expense

Net interest expense for the third quarter and the first nine months of 2007 amounted to $1.5 million and $3.5 million, respectively, up $0.7 million and $1.5 million compared to the same periods of fiscal 2006. The increase in net interest expense reflected lower investment income and higher borrowings during the first nine months of fiscal 2007, mainly due to the use of funds for the acquisition of Kentucky Derby and the acceleration of the Company's capital expenditure program.

GILDAN QUARTERLY REPORT – Q3 2007 p.8

MANAGEMENT'S DISCUSSION AND ANALYSIS

Income Taxes

During the third quarter, we recognized previously unrecorded tax benefits in the amount of $5.7 million relating to a prior taxation year which became statute-barred in the third quarter of fiscal 2007. Excluding the impact of this income tax recovery, as well as the impact of restructuring and other charges, the effective income tax rate was 4.6% for the third quarter and 4.9% for the first nine months of fiscal 2007. This compared to effective income tax rates of 4.0% and 3.9% for the respective periods of fiscal 2006. This increase was mainly due to higher income from our Canadian operations, which is taxed at a higher effective income tax rate. We expect the effective income tax rate for fiscal 2007 to be approximately 5% excluding the impact of restructuring and other charges and excluding the impact of the income tax recovery.

Net Earnings

Net earnings for the third quarter were $52.4 million, or $0.43 per share on a diluted basis (EPS), up from net earnings of $42.8 million, or $0.35 per share on a diluted basis for the third quarter last year. Included in net earnings were restructuring and other charges of $4.6 million, or $0.04 per share, which primarily related to the previously announced restructuring of our manufacturing facilities. Before reflecting the restructuring and other charges, adjusted net earnings and adjusted diluted EPS for the third quarter of fiscal 2007 amounted to $57.0 million, or $0.47, up respectively, 33.2% and 34.3%, compared to the third quarter of fiscal 2006. The growth in EPS compared to last year was due to higher gross margins for activewear, continuing growth in activewear unit sales volumes, and the $0.05 per share benefit of an income tax recovery related to a prior taxation year. These positive factors were partially offset by increased SG&A and depreciation expenses, and the continuing dilutive impact of the acquisition of Kentucky Derby, which negatively impacted EPS by $0.03 in the third quarter.

For the first nine months of fiscal 2007, net earnings amounted to $89.2 million, or $0.73 per share on a diluted basis compared to net earnings of $90.0 million, or $0.74 per share for the same period last year. Before the impact of restructuring and other charges, adjusted net earnings increased to $111.5 million, or $0.92 per share on a diluted basis. The increase in adjusted net earnings and adjusted diluted EPS was due to favourable manufacturing efficiencies, growth in activewear unit sales volumes, a higher-valued product mix and the impact of the $0.05 income tax recovery recorded in the third quarter, partially offset by lower unit selling prices for activewear, higher cotton costs, increased SG&A and depreciation expenses and the $0.04 per share dilutive impact of the Kentucky Derby acquisition.

Financial Condition

Accounts receivable of $183.6 million in the third quarter of fiscal 2007 reflected increases of $17.7 million from $165.9 million at October 1, 2006 and $49.9 million from $133.7 million in the third quarter of the prior year. The increase in accounts receivable from the end of fiscal 2006 was primarily due to higher sales, partially offset by a decrease in days sales outstanding on trade accounts receivable. The increase in accounts receivable compared to the third quarter of fiscal 2006 was mainly due to the 11.6% increase in activewear sales in the third quarter over the prior year, the inclusion of $22.9 million accounts receivable for Kentucky Derby and a slight increase in days sales outstanding on activewear trade accounts receivable due to a higher proportion of sales of fleece products.

Inventories of $231.5 million were up $30.9 million, or 15.4% from October 1, 2006 and by $70.3 million, or 43.6% compared to the third quarter of fiscal 2006. The increase in inventories for the periods is reflective of the growth of our business and in line with our requirements to support our projected sales. In addition, the year-over-year inventory increase reflected the inclusion of sock inventory following our acquisition of Kentucky Derby.

Property, plant and equipment, which are net of accumulated depreciation and asset impairment losses, amounted to $368.5 million at the end of the third quarter of fiscal 2007, up $65.8 million from October 1, 2006. This increase was primarily due to net capital expenditures of $108.3 million, mainly for the capacity expansion projects in Honduras and the Dominican Republic as well as for our new U.S. retail distribution centre and the expansion of our sewing capacity.

GILDAN QUARTERLY REPORT – Q3 2007 p.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total assets were $825.0 million at July 1, 2007, compared to $723.3 million at October 1, 2006 and $673.1 million at the end of the third quarter of fiscal 2006. Working capital was $307.1 million at the end of the third quarter of fiscal 2007 compared to $261.0 million at October 1, 2006, and $260.0 million at July 2, 2006.

Liquidity and Capital Resources

Cash Flows

Cash flows from operating activities in the third quarter of fiscal 2007 were $32.3 million, compared to $47.1 million in the previous year. The decrease in cash flows from operating activities was mainly due to a higher seasonal increase in accounts receivable, partially offset by higher earnings and a lower seasonal decline in inventory compared to the third quarter of fiscal 2006. For the first nine months of fiscal 2007, cash flows from operating activities were $72.1 million compared to $61.1 million in the same period last year mainly as a result of higher earnings.

Cash flows used in investing activities were $29.2 million in the third quarter and $103.7 million for the nine months ended July 1, 2007, compared to $13.5 million and $50.0 million in the respective periods of fiscal 2006, mainly due to higher net capital expenditures. The higher capital spending was primarily related to our major textile and sock manufacturing expansion projects in Honduras, our new U.S. retail distribution centre and the expansion of our sewing capacity.

Cash flows used in financing activities were $31.1 million in the third quarter of fiscal 2007 compared to $17.8 million in the same period last year. Both periods included a $17.5 million principal repayment of our Senior Notes. Cash flows from financing activities for the first nine months of fiscal 2007 were $10.0 million compared to cash outflows of $17.0 million for the same period last year primarily due to a $30.0 million drawdown on our credit facility during fiscal 2007.

We ended the third quarter of fiscal 2007 with cash and cash equivalents of $7.5 million compared to $63.9 million at the end of the third quarter last year and $29.0 million at October 1, 2006. Total indebtedness at July 1, 2007 amounted to $46.4 million compared to $37.3 million at October 1, 2006 and $32.6 million at July 2, 2006. The $13.8 million year-over-year increase in total indebtedness was mainly due to the increase in long-term debt from the use of our credit facility, partially offset by the final principal repayment of $17.5 million on our Senior Notes, which was made on May 31, 2007. Net indebtedness, defined as total indebtedness net of cash and cash equivalents, at the end of the third quarter of fiscal 2007 was $38.9 million.

Liquidity and Capital Resources

In recent years, we have funded our operations and capital requirements with cash generated from operations. Our committed revolving term credit facility has been periodically utilized to finance seasonal peak working capital requirements. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory and accounts receivable funding, and business acquisitions. In fiscal 2007, we used our revolving credit facility, in addition to our cash flow from operations, to finance capital expenditures due to the acceleration of our major capacity expansion projects in Honduras.

As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. Our need for working capital is typically seasonally highest in the second quarter as inventories are built up for the peak T-shirt selling period in the second half of the fiscal year.

Anticipated sales growth in 2007 is expected to result in increased working capital requirements, mainly to finance trade accounts receivable and inventory. In addition, in order to be able to support our opportunities for continuing sales growth, we are continuing to invest in offshore capacity expansion in Central America. For fiscal 2008, we are projecting capital expenditures of approximately $155 million, primarily to complete the ramp-up of the fleece and sock facilities in Honduras, and for the new energy and chemical cost reduction projects which we announced in May of this year. Fiscal 2008 capital expenditures also include the construction of a building for a new sock facility to support our projected continuing growth in sales. The estimated total capital cost of the new facility, to be expended primarily over the next twenty-four months, is approximately $40 million. Projected capital expenditures for fiscal 2008 also include approximately $20 million of expenditures in Honduras, which were previously projected to be incurred in fiscal 2007. We are currently projecting capital expenditures for fiscal 2007 of approximately $150 million compared to our previous projection of $170 million. The carryover of fiscal 2007 expenditures relates primarily to a minor delay in the timing of the delivery of equipment, and to a delay in beginning the energy cost reduction project in Honduras.

GILDAN QUARTERLY REPORT – Q3 2007 p.10

MANAGEMENT'S DISCUSSION AND ANALYSIS

At the end of the third quarter of fiscal 2007, $30.0 million was drawn on our credit facility due to the acceleration of our capacity expansion plans and seasonal working capital requirements. There were no amounts drawn under this facility at October 1, 2006 and July 2, 2006. During the third quarter of fiscal 2007, we increased our credit facility to $300 million, on an unsecured basis. We believe our cash flow from operating activities together with our credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2007 and 2008 to fund our anticipated working capital requirements and capital projects. Furthermore, we continue to have significant unused debt financing capacity and financing flexibility to invest in capital expenditures for further capacity expansion and cost reduction initiatives in excess of our current plans, as well as to pursue other potential acquisition opportunities.

In order to maximize flexibility to finance our ongoing growth and expansion and to be able to take advantage of additional new opportunities, we do not currently pay a dividend. Periodically, the merits of introducing a dividend are re-evaluated by our Board of Directors.

Off-Balance Sheet Arrangements

We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 12. As disclosed in Note 9 to our Interim Consolidated Financial Statements, we have issued corporate guarantees and standby letters of credit arising from various servicing agreements amounting to $28.8 million at July 1, 2007.

Derivative Financial Instruments

From time to time, we use forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses denominated in foreign currencies other than the U.S. dollar.

A forward foreign exchange contract represents an obligation to buy or sell foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. We reduce this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions. Our exposure to foreign currency fluctuations is described in more detail in the "Risks and Uncertainties" section of the 2006 Annual MD&A.

We do not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

All outstanding forward foreign exchange contracts are reported on a mark-to-market basis because we elected not to follow hedge accounting for these derivatives, and the gains or losses are included in earnings. The mark-to-market adjustments relating to the contracts were not significant in either 2007 or 2006. See "Changes in Accounting Policies" on page 14.

GILDAN QUARTERLY REPORT – Q3 2007 p.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes our commitments to buy and sell foreign currencies as at July 1, 2007 and July 2, 2006:

(in thousands)		Notional			Notional U.S.
		amount	Exchange rate	Maturity	equivalent
2007
Buy contracts:
Foreign exchange contracts		€7,099	1.3108 to 1.3556	July 2007 to December 2007	$9,477
	CA$	8,811	0.8506 to 0.8519	July 2007 to August 2007	7,500
Sell contracts:
Foreign exchange contracts		€13,718	1.3066 to 1.3696	July 2007 to September 2008	$18,463
		£10,459	1.9100 to 1.9780	July 2007 to September 2008	20,505
2006
Buy contracts:
Foreign exchange contracts	CA$	37,334	0.7997 to 0.8997	July 2006 to September 2006	$31,720
		€11,147	1.1991 to 1.2208	July 2006 to June 2007	13,480
Sell contracts:
Foreign exchange contracts		€2,265	1.3495 to 1.3525	July 2006 to September 2006	$3,059
		£1,745	1.8396 to 1.8736	July 2006 to September 2006	3,256

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations for the following items as at July 1, 2007:

Payments due by period
(in $ millions)		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years
Long-term debt	42.9	0.8	9.0	33.1	-
Operating leases	30.1	1.9	14.9	6.1	7.2
Purchase obligations	175.3	107.9	67.4	-	-
Other obligations	55.9	25.4	30.5	-	-
Total Contractual Obligations	304.2	136.0	121.8	39.2	7.2

Settlement of Contingent Liability

In November 2002, one of the Company's Mexican subsidiaries ("Gildan Mexico") received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6.0 million. The substance of the assessment was that the Mexican taxation authorities adopted the position that Canadian-made textiles shipped to Gildan Mexico for sewing processing had not subsequently been exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgment in its favour. Notwithstanding the judgment, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount to approximately $7.1 million, primarily comprised of interest and late payment penalties. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. The Company received legal opinions that the tax assessment was without merit under Mexican law governing re-export from maquiladora operations. Additionally, Gildan Mexico, a maquiladora operation, provided documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada.

In April 2007, a new law which was passed by the Mexican Congress in December 2006, was formally enacted. The provisions of this law allowed Gildan Mexico to apply for the forgiveness of all of the interest and penalties and a substantial amount of the principal related to this tax assessment. In May 2007, Gildan Mexico filed an application requesting that the provisions of the new law be applied to its outstanding tax assessment. The Mexican taxation authorities accepted the application in May 2007 and Gildan Mexico settled the tax assessment with a payment of $0.4 million during the third quarter of fiscal 2007. The Company had previously recorded a charge for this amount, which was reflected in selling, general and administrative expenses in the second quarter of fiscal 2007. Gildan Mexico has been released from all previously tax assessed amounts by the Mexican taxation authorities.

GILDAN QUARTERLY REPORT – Q3 2007 p.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As of July 31, 2007, there were 120,381,611 common shares issued and outstanding along with 892,400 stock options and 968,000 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

Stock split

On May 2, 2007, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all issued and outstanding common shares, to shareholders of record on May 18, 2007. The Company's shares commenced trading on a post-split basis on May 16, 2007, on the TSX and on May 28, 2007, on the NYSE, in accordance with the respective requirements of these exchanges. All share and per share data in this Interim MD&A reflect the effect of the stock split on a retroactive basis.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to our 2006 audited Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgements are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.

Management believes that the following accounting estimates are most significant to assist in understanding and evaluating our financial results:

  Sales promotional programs;
  Allowance for doubtful accounts receivable;
  Useful life and recoverability of property, plant and equipment and intangible assets;
  Cotton and yarn procurements;
  Stock-based compensation costs; and
  Income taxes.

For a more detailed discussion of these estimates, readers should review the "Critical Accounting Estimates" section of the 2006 Annual MD&A, which is hereby incorporated by reference.

GILDAN QUARTERLY REPORT – Q3 2007 p.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in Accounting Policies

Effective with the commencement of our 2007 fiscal year, we have adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which will be measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge,'' when the hedged item is a future cash flow, or a "fair value hedge,'' when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As a result of the adoption of these standards, we have classified our cash equivalents as available for sale. We have also classified our accounts receivable as loans and receivables, and our accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost. The adoption of these new standards also resulted in the reclassification of an amount of $26.3 million previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income" on the consolidated balance sheets. As at October 1, 2006 and July 1, 2007, all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings, because we elected not to follow hedge accounting for these derivatives. The adoption of these standards had no impact on the consolidated statement of earnings.

GILDAN QUARTERLY REPORT – Q3 2007 p.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation and Definition of Non-GAAP Measures

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the after-tax impact of restructuring and other charges, as discussed on page 7, management uses adjusted net earnings and adjusted diluted earnings per share, which is calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)			Q3 2007			YTD 2007
	Reported		Adjusted	Reported		Adjusted
Sales	291.6		291.6	709.6		709.6
Cost of sales	197.2		197.2	482.6		482.6
Gross profit	94.4	-	94.4	227.0	-	227.0
Selling, general and
administrative expenses	28.4		28.4	83.1		83.1
Restructuring and other charges (1)	4.6	(4.6)	-	22.3	(22.3)	-
	61.4	4.6	66.0	121.6	22.3	143.9
Depreciation and amortization	10.3		10.3	28.5		28.5
Interest, net	1.5		1.5	3.5		3.5
Non-controlling interest in income
of consolidated joint venture	0.5		0.5	0.6		0.6
Earnings before income taxes	49.1	4.6	53.7	89.0	22.3	111.3
Income taxes	(3.3)		(3.3)	(0.2)		(0.2)
Net earnings	52.4	4.6	57.0	89.2	22.3	111.5
Basic EPS	0.44	0.04	0.48	0.74	0.18	0.92
Diluted EPS	0.43	0.04	0.47	0.73	0.18	0.92

(in $ millions, except per share amounts)			Q3 2006			YTD 2006
	Reported		Adjusted	Reported		Adjusted
Sales	233.9		233.9	538.0		538.0
Cost of sales	158.2		158.2	358.0		358.0
Gross profit	75.7	-	75.7	180.0	-	180.0
Selling, general and
administrative expenses	22.0		22.0	60.8		60.8
	53.7	-	53.7	119.2	-	119.2
Depreciation and amortization	8.2		8.2	23.3		23.3
Interest, net	0.7		0.7	2.0		2.0
Non-controlling interest in income
of consolidated joint venture	0.2		0.2	0.2		0.2
Earnings before income taxes	44.6	-	44.6	93.7	-	93.7
Income taxes	1.8		1.8	3.7		3.7
Net earnings	42.8	-	42.8	90.0	-	90.0
Basic EPS	0.36	-	0.36	0.75	-	0.75
Diluted EPS	0.35	-	0.35	0.74	-	0.74

Certain minor rounding variances exist between the financial statements and this summary
(1) Adjustment to remove restructuring and other charges. See page 7.
EPS amounts may not add due to rounding
GILDAN QUARTERLY REPORT – Q3 2007 p.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

EBITDA

EBITDA is calculated as earnings before interest, taxes, depreciation and amortization, and non-controlling interest in income of the consolidated joint venture, and excludes the impact of restructuring and other charges. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q3 2007	Q3 2006	YTD 2007	YTD 2006
Net earnings	52.4	42.8	89.2	90.0
Restructuring and other charges (1)	4.6	-	22.3	-
Depreciation and amortization	10.3	8.2	28.5	23.3
Interest, net	1.5	0.7	3.5	2.0
Income taxes	(3.3)	1.8	(0.2)	3.7
Non-controlling interest in income of
consolidated joint venture	0.5	0.2	0.6	0.2
EBITDA	66.0	53.7	143.9	119.2

Certain minor rounding variances exist between the financial statements and this summary.
(1) See page 7.

Total Indebtedness and Net Indebtedness

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)
	Q3 2007	Q4 2006	Q3 2006
Bank indebtedness	(3.5)	(3.5)	(4.0)
Current portion of long-term debt	(3.9)	(21.8)	(19.6)
Long-term debt	(39.0)	(12.0)	(9.0)
Total indebtedness	(46.4)	(37.3)	(32.6)

Cash and cash equivalents	7.5	29.0	63.9
(Net indebtedness) cash in excess of debt	(38.9)	(8.3)	31.3

Certain minor rounding variances exist between the financial statements and this summary.

Risks and Uncertainties

The Company is subject to a variety of business risks. The risks listed below are risks that could materially affect our business, financial condition and results of operations, but are not necessarily the only ones facing the Company. Additional risks that are not currently known to us or that we currently deem immaterial could also materially and adversely affect our business. The most significant risks we face are as follows:

  Our ability to implement our strategies and plans;
  Our industry is competitive;
  Our industry is subject to pricing pressures;
  Our success depends on our ability to anticipate evolving consumer preferences and trends;
  Our operations are subject to environmental regulation;
  We rely on a relatively small number of significant customers;
  Our customers do not commit to purchase minimum quantities;
GILDAN QUARTERLY REPORT – Q3 2007 p.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

  We are exposed to concentrations of credit risk;
  Our business is affected by changes in international trade legislation;

  We currently pay income tax at a comparatively low effective rate, which could change in the future;

  The price of the raw materials we buy is prone to significant fluctuations and volatility;

  Our operations are subject to political, social and economic risks;

  Our industry is subject to fluctuations in sales demand;

  Our business operations significantly rely on our information systems;

  We are subject to foreign currency risk;

  Our operations could be affected by changes in our relationships with our employees or changes to domestic and foreign employment regulations;

  We may suffer negative publicity if we, or our third-party contractors, violate labour laws or engage in practices that are viewed as unethical; and

  We depend on key management.

For a more detailed discussion of these potential business risks, readers should review the "Risks and Uncertainties" section of the 2006 Annual MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which are hereby incorporated by reference.

Forward-Looking Statements

Certain statements included in this MD&A may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the 2006 Annual MD&A for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document. The forward-looking information in this MD&A describes our expectations as at August 1, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control;

  the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  changes in customer demand for our products and our ability to maintain customer relationships and grow our business;

  the seasonality of our business;

  our ability to attract and retain key personnel;

  changes in accounting policies and estimates; and

GILDAN QUARTERLY REPORT – Q3 2007 p.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

  disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events.

This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and nonrecurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

August 1, 2007

GILDAN QUARTERLY REPORT – Q3 2007 p.18